MATERIAL CHANGE REPORT

1. Reporting Issuer:

   Cordero Energy Inc. ("Cordero")

   Address: Suite 2400, 255 – 5th Avenue S.W.
   Calgary, Alberta
   T2P 3G6

2. Date of Material Change:

   June 7, 2007

3. News Release:

   News Release issued: June 7, 2007
   Canada Newswire

4. Summary of Material Change:

   <u>Offer to Purchase Shares of Sebring Energy Inc.</u>

   Cordero and Sebring Energy Inc. ("Sebring") have entered into a pre-offer agreement (the "Acquisition Agreement") dated as of June 7, 2007 pursuant to which Cordero agreed to make, directly or indirectly, an offer (the "Offer") to purchase all of the issued and outstanding common shares of Sebring (the "Sebring Shares"), including all Sebring Shares which may become outstanding on the exercise of options or warrants to purchase Sebring Shares. A takeover circular and director's circular will be mailed to all holders of Sebring Shares on or about June 15, 2007.

5. Full Description of Material Change

   <u>Offer to Purchase Shares of Sebring</u>

   Cordero and Sebring have entered into the Acquisition Agreement pursuant to which Cordero agreed to make, directly or indirectly, the Offer to purchase all of the issued and outstanding Sebring Shares, including all Sebring Shares which may become outstanding on the exercise of options or warrants to purchase Sebring Shares. The directors, officers and a major shareholder of Sebring holding or controlling an aggregate of at least 40% of the issued and outstanding Sebring Shares, on a diluted basis, have entered into agreements pursuant to which they have agreed to tender all of their shares to the Offer. For this purpose, "diluted basis" means the number of outstanding Sebring Shares calculated assuming all in the money options to acquire Sebring Shares are exercised. In-the-money Sebring Options for the purpose of the Offer are those having an exercise price of less than $0.50.

The Offer

Cordero and Sebring entered into the Acquisition Agreement pursuant to which Cordero agreed to make the Offer either directly or indirectly on the basis of one common share of Cordero ("Cordero Share") for each 12.2 Sebring Shares. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 90% (the "Minimum Condition") of the Sebring Shares (calculated on a diluted basis) shall be tendered and not withdrawn under the Offer.

Approval by the Board of Directors

Under the Acquisition Agreement, Sebring represented that its board of directors had determined that the Offer is fair, from a financial point of view, to holders of Sebring Shares and will unanimously recommend acceptance of the Offer by the holders of Sebring Shares.

No Solicitation

Sebring also agreed with Cordero, among other things, that Sebring shall not, nor shall any of the officers, directors or employees of Sebring or any financial advisor, counsel, or other representative, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any party in respect of any matter or thing which is inconsistent with the successful completion of the Offer, including any Take-over Proposal (as defined below); or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the business, properties, operations, prospects or conditions (financial or otherwise) of Sebring or waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Sebring under confidentiality agreements, including, any "standstill" provisions thereunder;

If prior to the expiry of the Offer, a Superior Take-over Proposal (as defined below) is offered or made to the holders of Sebring Shares or Sebring, the Sebring Board may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the Sebring Board acting reasonably (after advice from outside counsel), the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of Sebring of their fiduciary duties under applicable laws.

Sebring also agreed to give Cordero 48 hours' advance notice of any Take-over Proposal that the Board of Sebring considers to be a Superior Take-over Proposal and it will not implement any Superior Take-over without first providing Cordero with an opportunity to amend the Acquisition Agreement and revise the Offer to provide for substantially similar terms to the Superior Take-over Proposal.

Take-over Proposal

"Take-over Proposal" means, in respect of Sebring or its assets, any proposal or offer by an entity other than Cordero regarding any take-over bid (as defined by securities laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares pursuant to a proposal or offer in writing (other than pursuant to the exercise of Sebring Options), or other business combination or similar transaction involving Sebring other than the Offer;

Superior Take-Over Proposal

"Superior Take-Over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of Sebring's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to Sebring and to Sebring Shareholders;

Non-Completion Fees

Sebring has agreed to pay Cordero a non-completion fee in the amount of $750,000 in the event of the termination of the Acquisition Agreement in certain specified circumstances.

Lock-up Agreements

The directors and officers of Sebring, and a major shareholder of Sebring, holding or controlling an aggregate of at least 40% of the issued and outstanding Sebring Shares (including Sebring Shares issuable on exercise of the in the money stock options), on a diluted basis, have entered into lock-up agreements with Cordero. Under the terms of the lock-up agreements, such parties have agreed to tender, and not withdraw, all of their Sebring Shares and Sebring Shares issuable on exercise of options and warrants to the Offer in accordance with the terms and conditions of the Offer, subject to certain conditions.

Sebring Stock Option/Warrants

The Offer is not made for options or warrants to purchase Sebring Shares. Any holder of such options who wishes to accept the Offer may, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Sebring Shares and deposit the Sebring Shares in accordance with the Offer. The Acquisition Agreement also provides that, in lieu of the exercise of options, holders of options may agree with Sebring that their options will be terminated in exchange for a cash payment equal to the amount by which $0.50 exceeds the exercise price for each option.

Termination

The Acquisition Agreement may be terminated by either Cordero or Sebring prior to the time at which Cordero first takes up and pays for Sebring Shares, in certain circumstances including:

(a) by mutual written consent of Cordero and Sebring;

(b) by either Cordero or Sebring if Cordero shall not have taken up and paid for the number of Sebring Shares under the Offer required to satisfy the Minimum Condition on or before the required time period following the expiry time of the Offer (the "Expiry Time") (as it may be extended), unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations under the Acquisition Agreement required to be performed by it;

(c) by either Cordero or Sebring if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement pursuant to this clause shall have used all reasonable commercial efforts to remove such order, decree, ruling or injunction;

(d) by either Cordero or Sebring if the other party is in material breach of any material covenant, agreement, representation or warranty contained in the Acquisition Agreement;

(e) by Cordero if Cordero has the right to refuse to make the Offer, in accordance with the conditions specified in the Acquisition Agreement;

(f) by Cordero or Sebring upon the non-completion fee as provided in the Acquisition Agreement being paid;

(g) by Sebring if Cordero has not mailed the documents respecting the Offer by June 18, 2007; or

(h) by Sebring if there is a material adverse change in respect of Cordero.

Conditions of the Offer

Cordero reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Sebring Shares deposited under the Offer unless the conditions of the Offer, are satisfied or waived by Cordero. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time and at the time Cordero first takes up and pays for Sebring Shares under the

Offer, at least 90% of the outstanding Sebring Shares (calculated on a diluted basis). The conditions of the Offer are for the benefit of Cordero and may be waived by it, in its sole discretion, and Cordero may vary any term or condition of the Offer, provided that Cordero shall not without the prior written consent of Sebring, acting reasonably, (i) change the number of Sebring Shares for which the Offer is made, (ii) decrease or change the form of the consideration to be paid for each Sebring Share, (iii) waive or amend the Minimum Condition to a number of Sebring Shares below 66⅔% of the outstanding Sebring Shares (calculated on a diluted basis) or (iv) amend the Offer or modify the conditions to the Offer in a manner that in either case is, in the opinion of Sebring, acting reasonably, adverse to the Sebring Shareholders (and for which purpose an extension of the Offer or waiver of a condition will not be considered materially adverse).

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

   Not Applicable

7. Omitted Information:

   Not Applicable

8. The name and business numbers of the executive officer of Cordero who is knowledgeable of the material change and this report is:

   Executive Officer: C. Dean Setoguchi
   Vice President and Chief Financial Officer
   Cordero Energy Inc.
   2400, 255 – 5th Avenue S.W.
   Calgary, Alberta
   T2P 3G6
   Telephone: (403) 265-7006
   Telecopy: (403) 265-7050

9. Date of Report:

   This report is dated June 15, 2007.

FILE No: 82-34983

Parlee McLaws LLP
BARRISTERS & SOLICITORS
PATENT & TRADEMARK AGENTS

June 15, 2007

JAMES D. THOMSON
DIRECT DIAL: (403) 294-7044
EMAIL: jthomson@parlee.com
OUR FILE #: 64095-6

To: Quebec Securities Commission

Re: Cordero Energy Inc.
Project # 01119339

In error we filed a Material Change Report without including Quebec as a recipient agency. We are now re-filing Material Change Report to include Quebec.

Yours truly,

PARLEE McLAWS LLP

Signed: "James D. Thomson"

JAMES D. THOMSON

END

PLEASE REPLY TO CALGARY OFFICE

CALGARY
3400 Petro-Canada Centre
150–6 Avenue SW, Calgary, Alberta T2P 3Y7
Telephone: (403)294-7000 Fax: (403)265-8263

Established 1883
Patent & Trademark Agents
Web Site: www.parlee.com

EDMONTON
1500 Manulife Place
10180–101 Street, Edmonton, Alberta T5J 4K1
Telephone: (780)423-8500 Fax: (780)423-2870